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Andrei Stoica



Co-Founder

San Francisco Bay Area · 500+ connections · Contact info



tinyB chocolate

Stanford University

About

I love creating businesses that are both innovative and delight customers.

I enjoy the process of understanding a client's needs and shaping a service to make them successf ... see more

Experience



Co-Founder
tinyB chocolate
Aug 2014 – Present · 5 yrs 1 mo
San Francisco Bay Area

We're a fast-growing family business serving business owners who need to stand out from the crowd.
We create amazing, made-to-order treats, and we're on a mission.
tinyB strives to deepen personal relationships through personal, handmade gifts that surprise and delight. Our treats look unique and their taste has won rave reviews and awards. They're brigadeiros, a Brazilian chocolate truffle that is a hidden gem of the chocolate world. When you bite into one, you can feel the love because they're made-to-order, gluten-free and have no preservatives.... See more



co-Founder, CEO
ConnectAndSell, Inc.
Mar 2003 – Dec 2010 · 7 yrs 10 mos
Palo Alto, California

My co-Founder and I invented a technology that enables a business-to-business sales rep to reach executives on the phone 8 times faster. There's a link to a 2 minute demo below that shows how the technology works.
In 4 years, we took the company from idea to a profitable business with 80% gross ... See more

co-Founder
Panopticon
Dec 1997 – Apr 2000 · 2 yrs 5 mos
Palo Alto, California

Created an ad server which optimized ads within a retail site based on consumer browsing and purchase history.
Was acquired by Kana Software.

Education

Stanford University

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Concentration in computer architecture and hardware design...

Bundeskanzler Scholar
1995 – 1996
Activities and Societies: Member, Alexander von Humboldt Society

Received a scholarship given to 10 American students each year by the Chancellor's office in Germany.
Attended the Humboldt Universitat zu Berlin and studied German philosophy and history.

Stanford University
Bachelor's, Electrical Engineering
1990 – 1994

Terman Award, 1994 (one of the top 20 engineers)
Phi Beta Kappa, 1994

Skills & Endorsements

Start-ups · 79

Endorsed by **Na'ama Moran and 10 others who are highly skilled at this**

Endorsed by **10 of Andrei's colleagues at ConnectAndSell, Inc**

Strategic Partnerships · 32

Endorsed by **Na'ama Moran, who is highly skilled at this**

Endorsed by **2 of Andrei's colleagues at ConnectAndSell, Inc**

SaaS · 25

Andrew F. Biernat, GBDS, CWCA and 24 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (3)

Rocco Baldassarre
CEO at Zebra Advertisement | AdWords & Facebook Consultant | Columnist | Forbes 30 Under 30, Class of 2018
May 8, 2018, Andrei was a client of Rocco's

I'm impressed with Rocco's skill and quick grasp of our business. He was willing to take on an unusual project, quickly bring his expertise to bear on the topic and provide very relevant feedback. I appreciate his efforts and I'd love to see his business grow. Andrei Stoica co-Founder, tinyB chocolate

Mahesh Dabral
Senior Manager - CRM DATA at Cushman & Wakefield
January 24, 2014, Andrei was senior to Mahesh but didn't manage directly

Mahesh is a great person to work with. He is both professional in approach, competent in execution and easy to interact with. The role of research in the company is a very important - many clients rely on high quality research to be able to use our service, so Mahesh's deliverables impacted directly in customer... **See more**

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